June 23, 2005

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Teltronics, Inc. Form 10-K for the fiscal year ended December 31, 2004 Filed March 31, 2005 File No. 0-17893

Form 10-Q for the quarter ended March 31, 2005 Filed May 11, 2005 File No. 0-17893

Dear Ladies and Gentlemen:

On behalf of Teltronics, Inc. (“Company”), I am responding to the comments of the staff of the Securities and Exchange Commission (“Staff”) as set forth in a letter dated May 23, 2005 pertaining to the Staff’s review of the financial statements and Management’s Discussion and Analysis included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

The responses and supplementary information set forth below have been organized in the same manner in which the Staff’s written comments were organized.

Form 10-K for the fiscal year ended December 31, 2004, filed March 31, 2005

Turnkey Contracts, page 16

1.     Contracts being accounted for under the percentage-of-completion revenue recognition method were not material during 2004, as revenue so determined was less than 3% of total revenues and at December 31, 2004, only one customer’s contract was subject to this type of revenue recognition. Revenue generated by this method in 2005 were generated by the conclusion of the 2004 contracts and again amounted to less than 3% of the first quarter revenues.

        Management does not believe that further elaboration on this is warranted at this time. The staff’s comments will be considered should this type of contract become material in the future.

Revenue Arrangements with Multiple Deliverables, page 16

2.     The allocation method is quite simple in that the total contract is for equipment and installation/training. We use the pricing on the equipment sold to non-turnkey customers for the equipment piece, which has been accepted by these customers upon delivery to their site, and the remainder is allocated to the installation/training component, the revenue on which is only recognized when the entire project is complete.

        Again, this methodology is only applicable to a few customers and this revenue involved is less than 3% of total revenue and, accordingly, Management does not believe additional disclosures are warranted. The Staff’s comments will be considered in the future should this type of contract become more prevalent.

Other Income (Expense), page 18

3.     This patent was part of a group of patents included in the 20-20 acquisition in 2000. This particular patent was of little use to the Company but was subsequently determined to be of value to Harris in a patent dispute with a third party.

        There is no on-going impact to the Company as a result of the disposal of this patent.

Liquidity, page 20

4.     Management believes its ability to overcome its financial difficulties lie in its ability to control costs, release of new products and to solicit additional financing or capital. The recovery of the telecommunications industry will play a large part in overcoming these difficulties as well. At the time of the 10-K filing, these concepts were non-specific in nature. The facts as presented in the liquidity section and Footnote 1 and 8 reflects Management’s plans and activity at that point in time. Namely, the Company has hired an investment services firm and it was in the process of negotiating the renewal of its Line of Credit Facility.

        Management believes that discussions regarding cash requirements and our ability to generate the necessary cash to meet those needs are discussed in sufficient detail in the Liquidity Section, and the Statement of Cash Flows, to afford the reader a high degree of understanding of the Company’s cash flows.

5.     The large increase in accounts receivable at December 31, 2004 over 2003 is the result of the increased sales volume in the fourth quarter of 2004 as compared to the fourth quarter of 2003. This information is readily available in the Quarterly Results of Operations data prescribed by Item 305 and set forth on page 23. Since this kind of fluctuation is the nature of our business, as discussed in the first two paragraphs under Liquidity on pages 20, Management is of the opinion the disclosures contemplated by SEC Release No. FR-72 is not necessary.

        Management does not believe there is a significant increase in accounts payable at December 31, 2004 in comparison to December 31, 2003.

6.     Regulation S-K Item 303 (a)(5) calls for the tabular presentation of contractual obligations aggregated by type. Item 303 (a)(5) speaks with reference to payment obligation without reference to gross payment, principal payment or interest payments. Due to the variable interest rate on a large debt component, Management believes that including gross payments in this presentation would cause the table to be subjective at best.

Statement of Operations, page 28

7.     Revenues are split between Product Sales and Installations and Maintenance and Services on the face of the Statement of Operations. The Company’s management information systems does not accumulate the cost of these two categories separately.

Revenue Arrangements with Multiple Deliverables, page 35

8.     As mentioned in responding to inquiry number two (2) above, those arrangements are limited and really only consist of one element, the equipment, which might be returned after the revenues were recognized. The contracts that do meet this revenue recognition instance are with good, valuable, long-term customers and, as such, we would accommodate them to the extent possible. None of those contracts were cancelled or terminated in 2004 or 2005 to date and accordingly no refunds were made or anticipated.

        Given the materiality of these types of arrangements and our experience with them, Management does not believe additional disclosures are necessary at this time. If these conditions change in the future the Staff’s comments certainly would be considered.

Note 16, Segment Information, page 47

9.     Management believes that we have utilized the criteria provided in paragraph 10 of SFAS 131 which defines an operating segment as a component of an enterprise (1) which engages in business activities from which it earns revenues and incurs expenses, (2) whose operating results are regularly reviewed by the enterprises chief operating decision maker (CODM) and (3) for which discrete financial information is available. In applying these criteria, we note that the CODM is the Company’s Chief Executive Officer who utilizes a monthly financial report to evaluate and manage the business.

        This monthly financial report is the only information provided to the CODM. This report provides financial results by business unit (i.e. Teltronics, United Kingdom and Mexico) and not on a product or service basis. As no discrete financial information on a product or service basis is available, the 10-K disclosure is not presented on that basis. The business units are the operating segments, as explained above and there is no aggregation for reporting purposes. Our management evaluates financial information based on the segments reported. For the year ended December 31, 2002 Interactive Solutions, Inc. was considered a segment, however, that segment was discontinued in 2002.

10.     Management is providing the information that is available through its information systems. This information does not include information on a product and service basis as noted above.

Item 9A Controls and procedures, page 49

11.     Management will address this issue in its 2005 Annual Report filed on Form 10-K.

Exhibits 31.1 and 31.2

12.     We understand that these certifications are to be made exactly as prescribed by Rule 13a-14(a). Management has revised the certifications included as Exhibits 31.1 and 31.2 to conform to the revised rules released August 14, 2003.

        Management believes the confusion caused by amending its Form 10-K does not outweigh the benefits of the modified language. Management does however acknowledge and agree that the Commission may consider the revised certifications attached as filed.

Form 10-Q for the quarter ended March 31, 2005, filed May 11, 2005

Exhibits 31.2 and 31.2

13.     We understand that these certifications are to be made exactly as prescribed by Rule 13a-14(a). Management has revised the certifications included as Exhibits 31.1 and 31.2 to conform to the revised rules released August 14, 2003. A copy of the revised certification is attached.

        Management believes the confusion caused by amending its Form 10-Q does not outweigh the benefits of the modified language. Management does however acknowledge and agree that the Commission may consider the revised certifications attached as filed.

        We understand that it is the Commission’s fixed position and requirement that the Company acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        The Company acknowledges the foregoing insofar as it is required to so acknowledge the same but reserves all legal rights available to it.

If you have any questions with regard to these responses, need further supplemental information or would like to discuss any of the matters covered in this letter, please contact Russell R. Lee III, Vice President Finance & CFO at (941)-751-7739.

Sincerely,

/s/Russell R. Lee III
Russell R. Lee III
Vice President Finance & CFO

Exhibit 31.1

CERTIFICATION

I, Ewen R. Cameron, certify that:

    1.        I have reviewed this annual report on Form 10-K of Teltronics, Inc.;

    2.        Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

    3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

    4.        The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

        (a)        Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        (b)        [Paragraph omitted pursuant to SEC Release Nos. 33-8545 and 34-51293.]

        (c)        Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        (d)        Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

    5.        The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

        (a)        All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

        (b)        Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:     June 23, 2005

/s/ Ewen R. Cameron
Ewen R. Cameron
Director, President and Chief Executive Officer

Exhibit 31.1

CERTIFICATION

I, Russell R. Lee III, certify that:

    1.        I have reviewed this annual report on Form 10-K of Teltronics, Inc.;

    2.        Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

    3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

    4.        The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

        (a)        Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        (b)        [Paragraph omitted pursuant to SEC Release Nos. 33-8545 and 34-51293.]

        (c)        Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        (d)        Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

    5.        The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

        (a)        All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

        (b)        Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:     June 23, 2005

/s/ Russell R. Lee III
Russell R. Lee III
Vice President Finance and Chief Financial Officer

Exhibit 31.1

CERTIFICATION

I, Ewen R. Cameron, certify that:

    1.        I have reviewed this annual report on Form 10-Q of Teltronics, Inc.;

    2.        Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

    3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

    4.        The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

        (a)        Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        (b)        [Paragraph omitted pursuant to SEC Release Nos. 33-8545 and 34-51293.]

        (c)        Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        (d)        Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

    5.        The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

        (a)        All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

        (b)        Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:     June 23, 2005

/s/ Ewen R. Cameron
Ewen R. Cameron
Director, President and Chief Executive Officer

Exhibit 31.1

CERTIFICATION

I, Russell R. Lee III, certify that:

    1.        I have reviewed this annual report on Form 10-Q of Teltronics, Inc.;

    2.        Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

    3.        Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

    4.        The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

        (a)        Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        (b)        [Paragraph omitted pursuant to SEC Release Nos. 33-8545 and 34-51293.]

        (c)        Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        (d)        Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

    5.        The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

        (a)        All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

        (b)        Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:     June 23, 2005

/s/ Russell R. Lee III
Russell R. Lee III
Vice President Finance and Chief Financial Officer